                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               NETWORK PLUS CORP.
                        --------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                        --------------------------------
                         (Title of Class of Securities)


                                   64122D 506
                        --------------------------------
                                 (CUSIP Number)






     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 64122D 506                   13G                   Page 2 of 6
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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS*
     Robert T. Hale, Jr.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [  ]
                                                                       (b)  [  ]
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3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
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                           5.   SOLE VOTING POWER
                                22,296,627
    NUMBER OF SHARES       -----------------------------------------------------
  BENEFICIALLY OWNED       6.   SHARED VOTING POWER
   BY EACH REPORTING            657,333(1)
     PERSON WITH           -----------------------------------------------------
                           7.   SOLE DISPOSITIVE POWER
                                22,296,627
                           -----------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER
                                657,333(1)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     22,953,960(1)
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW 9. EXCLUDES CERTAIN SHARES*
     [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.
     36.4%(2)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

(1) Includes 559,293 shares held by various trusts over which shares the reporting person has shared voting and dispositive power. This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Act or for any other purpose.

(2) Based on 63,092,905 shares of Common Stock outstanding as of February 2,
2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 64122D 506                   13G                   Page 3 of 6
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Item 1(a).  Name Of Issuer:

         Network Plus Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         234 Copeland Street
         Quincy, MA 02169

Item 2(a).  Name of Person Filing:

         Robert T. Hale, Jr.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         c/o Network Plus Corp.
         234 Copeland Street
         Quincy, MA 02169

Item 2(c).  Citizenship:

         Massachusetts

Item 2(d).  Title of Class of Securities:

         Common Stock, $.01 par value per share, of Network Plus Corp.

Item 2(e).  CUSIP Number:

         64122D 506

Item 3. If This Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether Person Filing is a:

       (a) [ ]  Broker or dealer registered under Section 15 of the Exchange
                Act.
       (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
       (d) [ ] Investment company registered under Section 8 of the Investment Company Act;
       (e) [ ]  An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);
       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
       (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP No. 64122D 506                   13G                   Page 4 of 6
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Item 4.  Ownership
         Provide the following information regarding the aggregate number and percentage of the class of securities of the issue identified in Item 1.

         (a)  Amount beneficially owned:

              22,953,960(3)

              Percent of class:

              36.4%(4)

         (b)  Number of shares as to which the person has:

             (i)   sole power to vote or direct the vote:  22,296,627

             (ii)  shared power to vote or direct the vote:  657,333(3)

             (iii) sole power to dispose or to direct the disposition of:
                   22,296,627

             (iv)  shared power to dispose or to direct the disposition of:
                   657,333(3)

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent on the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

---------------------

(3) Includes 559,293 shares held by various trusts over which shares the reporting person has shared voting and dispositive power. This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

(4)  Based on 63,092,905 shares of Common Stock outstanding as of February 2,
     2001.

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CUSIP No. 64122D 506                   13G                   Page 5 of 6
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Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

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CUSIP No. 64122D 506                   13G                   Page 6 of 6
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Date:  February 12, 2001


                                             /s/ Robert T. Hale, Jr.
                                             ---------------------
                                             Robert T. Hale, Jr.